SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

ERICSSON US 401(k) Plan

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

This Amendment No. 1 (the “Amendment”) to the Ericsson US 401(k) Plan annual report on Form 11-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on June 19, 2018 (the “Original Form 11-K”), is being filed with the limited purpose of amending the Report of Independent Registered Public Accounting Firm appearing on page 4 of the Original Form 11-K to correct a scrivener’s error with respect to the date thereof. This Amendment does not amend or otherwise update any of information in the Original Form 11-K. Accordingly, this Amendment should be read in conjunction with the Original Form 11-K. The Report of Independent Registered Public Accounting Firm filed with this Amendment, replaces the report file with the Original Form 11-K in its entirety.

ERICSSON US 401(k) Plan

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017 AND 2016

ERICSSON US 401(k) PLAN

Tel: 214-969-7007	600 N Pearl Street, Suite 1700
Fax: 214-953-0722	Dallas, TX 75201
www.bdo.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Ericsson US 401(k) Plan

Plano, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ericsson US 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

Dallas, Texas

June 19, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

ERICSSON US 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

(Thousands of dollars)

	2017	2016
Assets
Investments
Investments, at fair value (Note 4)	$2,788,931	$2,487,200
Investment, at contract value (Note 8)	331,870	364,627

Total investments	3,120,801	2,851,827

Receivables
Notes receivable from participants	17,231	20,910
Participant’s contributions receivable	1,856	—
Employer’s contributions receivable	3,538	2,014
Other receivable	601	—

Total receivables	23,226	22,924

Total Assets	3,144,027	2,874,751

Payables
Operating and other payables	460	—

Net assets available for benefits	$3,143,567	$2,874,751

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

ADDITIONS
Investment income:
Net appreciation in fair value of investments	$419,316
Dividends	47,379
Other income	3,640

Total investment income	470,335

Interest on participant notes receivable	867

Contributions:
Participants	83,314
Employer	58,434
Rollover	7,954

Total contributions	149,702

Total Additions	620,904

DEDUCTIONS
Benefits paid to participants	(345,053)
Corrective distribution	(6)
Deemed distribution	(1,581)
Administrative expenses	(5,719)

Total Deductions	(352,359)

Net increase	268,545

Transfer into the Plan	271

Net assets available for benefits:
Beginning of year	2,874,751

End of year	$3,143,567

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

1.	THE PLAN

The following description of the Ericsson US 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or the “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an administrative committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Services 401(k) Plan. On December 28, 2012 the Ericsson Services 401(k) Plan was merged into the Ericsson US 401(k) Plan formerly called the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Plan due to the merger were approximately $140,800. Effective July 18, 2016 Great-West Trust (“Trustee”) was made trustee of the Plan and the Master Trust was dissolved. JPMorgan Chase Bank Investor Services was the former trustee (“former Trustee”). Currently, Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Each pay period participant contributions are made to the Trustee for investment. There are currently seven collective trusts or collectively known as the “Stable Value Fund”, nine mutual funds, three commingled funds, ten common collective trusts and two separate accounts. In addition there is a self – directed brokerage account (“SDA”) to which participants may direct their investments. The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through the Trustee. Employees interested in SDA can contact Empower or by visiting empower-retirement.com/participant to request an enrollment kit which includes application information or can contact the call center and request an application. Participants can choose these options for their contributions as well as the Company contributions.

Effective March 1, 2016 the Envivio Defined Contribution Plan merged into the Plan. Total assets transferred into the Plan due to the merger were approximately $1,542. This allowed the Envivio employees who satisfied the eligibility requirements of the Plan participation in the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $5,995 and $2,014 at December 31, 2017 and 2016, respectively.

Valuation of Investments

The Plan’s investments are reported at fair value, with the exception of the Stable Value Fund which is reported at contract value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for further discussion of fair value and fair value measurements. See Note 8 for further discussion of investments carried at contract value.

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Security Transactions

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

Vesting and Forfeitures

Company and active participants’ capital accumulation contributions, and participants’ savings contributions, and the earnings thereon, are fully and immediately vested, with the exception of non-active participants transferred in from other plans, which continue to be subject to the former plans’ vesting requirements. Accordingly, the forfeiture balance as of December 31, 2017 and 2016 was $1,831 and $1,234, respectively. During 2017, $182 of forfeitures were used to pay Plan administrative expenses.

Expenses of the Plan

All net costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Notes Receivable from Participants

Notes receivables from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is fifty thousand dollars minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is one thousand dollars. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2017, interest rates range from 3.25% to 10.50%.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the participants’ accounts and all assets held under the Plan will be held for distribution to the participants.

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 31, 2017 and 2016, there were no benefit claims which had been processed and approved for payment but not yet paid. At Empower Retirement, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

3.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary and is defined as any regular salaried or hourly employee who is employed by a participating employer and receives regular compensation in the form of a weekly, biweekly semi-monthly or monthly salary from an Ericsson U.S. payroll. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2017 and 2016, the numbers of active participants were roughly seven thousand and nine thousand, respectively.

Eligible participants may contribute on a pre-tax and/or Roth basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a participant’s eligible pay for employees who are not actively participating in the Company’s Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. All employee and Employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the web-based Empower Retirement “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L M Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

4.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in Accounting Standards Codification “ASC” Topic 820; A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost). C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectation (including present value techniques, option-pricing and excess earnings models).

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2017 and 2016 and classified as Level 1 assets.

Self-Directed Brokerage Accounts (SDA)

SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, registered investment companies and partnerships and are classified as Level 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above. Partnerships are valued using the Plan’s investment manager’s best estimates based on the partnership’s financial statements and the plans allocation of earnings and losses.

Commingled Funds and Common Collective Trusts

Valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. As these assets are measured at net asset value they are therefore excluded from the fair value hierarchy and included in other.

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

Separately Managed Accounts

Self-managed fund consisting of a portfolio of assets under the management of a professional investment firm and primarily valued using prices obtained from independent pricing services and are classified as Level 2 investments.

The following tables provide information about the financial assets carried at fair value on a recurring basis as of December 31, 2017 and 2016. In 2016 the Plan adopted Accounting Standards Update “ASU” 2015-12 that eliminated fair value measurement and disclosure requirements for fully benefit-responsive investments (i.e. the Stable Value Fund).

December 31, 2017	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$1,646,546	$—	$—	$—	$1,646,546
Separate accounts	—	227,039	—	—	227,039
Ericsson stock fund	31,546	—	—	—	31,546
Commingled funds	—	—	—	304,587	304,587
Common collective trusts	—	—	—	505,428	505,428
Self-directed accounts	—	73,785	—	—	73,785

Total investments at fair value	$1,678,092	$300,824	$—	$810,015	$2,788,931

.

December 31, 2016	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$1,554,095	$—	$—	$—	$1,554,095
Separate accounts	—	275,991	—	—	275,991
Ericsson stock fund	30,855	—	—	—	30,855
Commingled funds	—	—	—	557,366	557,366
Self-directed accounts	—	68,893	—	—	68,893

Total investments at fair value	$1,584,950	$344,884	$—	$557,366	$2,487,200

(a)	- As these assets are measured at net asset value they are therefore excluded from the fair value hierarchy and included in other.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

5.	NET ASSET VALUE PER SHARE

The following table for December 31, 2017 and 2016, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using NAV per Share
Investment	December 31 2017 Fair Value (a)	December 31 2016 Fair Value (a)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(Thousands of dollars)
Asset allocation fund (b)	$505,428	$—	$—	Daily	None	Daily
Intermediate-Term Bond (c)	110,741	277,635	—	Daily	None	Daily
Multiple Investment Trust (d)	138,005	193,517	—	Daily	None	Daily
Mid-Cap Value Equity Trust (e)	55,841	86,214	—	Daily	None	Daily

(a)	The fair values of the investments have been estimated using the NAV of the investment.
(b)

The asset allocation fund uses a strategy designed for investors expecting to retire around the year indicated in each fund’s name, with the allocation changing on an annual basis, becoming more conservative as the Fund nears the target retirement date. The funds invest in a combination of equity, fixed income and short-term JPMorgan Chase Bank, N.A Commingled Pension Trust Funds and/or funds maintained by unaffiliated banks and trust companies, which includes vehicles with lower levels of active risk.

(c)	Intermediate-term bond funds aim to generate excess return from top-down sector allocation and bottom-up subsector/security selection. Duration and yield curve are tactically managed.
(d)

Multiple investment trust is a combination of funds including large cap growth equity trust, mid cap value equity trust, small cap value equity trust, value yield equity trust, global growth equity trust and real estate securities trust.

(e)	Mid-cap value equity trust invests its assets in a majority of equity securities of medium-sized companies.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, these investments qualify as a party-in-interest transaction. The Plan recorded purchases of $10,226 and sales of $14,241 of the Company’s stock during the year ended December 31, 2017.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

7.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its most recent amendments on April 6, 2017. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	FINANCIAL ASSETS CARRIED AT CONTRACT VALUE

The following table provides information as of December 31, 2017 and 2016 about the financial assets carried at contract value:

As of December 31,	2017	2016
Financial asset at contract value:
Stable Value Fund	$331,870	$364,627

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the stable value fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium. The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2017 and 2016 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements. The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 31, 2017 and 2016, the Plan did not hold any such investments.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

(Thousands of dollars)

10.	SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued, and determined that no additional disclosures were required.

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Stable Value Fund:
***	Wells Fargo	Wells Fargo Fixed Income Fund F (a)	*	*	$146,284
***	Wells Fargo	Wells Fargo Fixed Income Fund N (a)	*	*	33,218
***	Wells Fargo	Wells Fargo Fixed Income Fund J (a)	*	*	33,554
***	Wells Fargo	Wells Fargo Fixed Income Fund E (a)	*	*	24,744
***	Wells Fargo	Wells Fargo Fixed Income Fund L (a)	*	*	65,969
***	Wells Fargo	Wells Fargo Stable Return Fund W (a)	*	*	11,504
***	Wells Fargo	Wells Fargo/BlackRock Short Term Investment Fund S (a)	*	*	16,597

					331,870
	Common Collective Trusts:
	JPMCB	SmartRetirement Pasv Blnd Inc-CF	*	*	53,975
	JPMCB	SmartRetirement Pasv Blnd 2025-CF	*	*	103,129
	JPMCB	SmartRetirement Pasv Blnd 2035-CF	*	*	81,569
	JPMCB	SmartRetirement Pasv Blnd 2045-CF	*	*	30,333
	JPMCB	SmartRetirement Pasv Blnd 2055-CF	*	*	3,859
	JPMCB	SmartRetirement Pasv Blnd 2020-CF	*	*	61,481
	JPMCB	SmartRetirement Pasv Blnd 2030-CF	*	*	99,074
	JPMCB	SmartRetirement Pasv Blnd 2040-CF	*	*	53,637
	JPMCB	SmartRetirement Pasv Blnd 2050-CF	*	*	17,982
	JPMCB	SmartRetirement Pasv Blnd 2060-CF	*	*	389

	JPMCB				505,428

	Mutual Funds:
	Carillon	Carillon Eagle Small Cap Growth R6	*	*	35,568
	American Funds	American Funds Europacific Growth-R6	*	*	208,340
	Oppenhiemer	Oppenheimer Developing Markets-I	*	*	30,546
	Prudential Funds	Prudential Small-Cap Value-Q	*	*	57,655
	Vanguard Funds	Vanguard Total Bond Market Index-Inst Plus	*	*	178,693
	Vanguard Funds	Vanguard Total Intl Stock Index Instl	*	*	137,528
	Vanguard Funds	Vanguard Small-Cap Index-Inst Plus	*	*	127,382
	Vanguard Funds	Vanguard Institutional Index-Inst Plus	*	*	641,057
	Vanguard Funds	Vanguard Mid-Cap Index-Inst Plus	*	*	229,777

					1,646,546

	Commingled funds:
	T. Rowe Price Funds	T Rowe Price Mid-Cap Value Equity Trust-D	*	*	55,841
	American Century Funds	American Century Us Value Yield Equity Trust-2	*	*	138,005
	Prudential Jennison Funds	Prudential Core Plus Bond-1	*	*	110,741

					304,587

	Separately managed accounts:
	Jennison	Abbvie Inc Common Stock	*	*	2,021
	Jennison	Activision Blizzard Inc Common Stock	*	*	1,633
	Jennison	Adobe Systems Inc Common Stock	*	*	3,796
	Jennison	Albemarle Corp Common Stock	*	*	2,482
	Jennison	Alexion Pharmaceuticals Inc Common Stock	*	*	1,669
	Jennison	Alibaba Group Holding Ltd Common Stock - Adr	*	*	5,436
	Jennison	Alphabet Inc Common Stock Cl.C	*	*	3,255

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Jennison	Alphabet Inc Common Stock Cl.A	*	*	3,226
	Jennison	Amazon.Com Inc Common Stock	*	*	6,726
	Jennison	Apple Inc Common Stock	*	*	7,940
	Jennison	Biomarin Pharmaceutical Inc Common Stock	*	*	1,796
	Jennison	Boeing Co Common Stock	*	*	3,627
	Jennison	Bristol Myers Squibb Co Common Stock	*	*	2,834
	Jennison	Csx Corp Common Stock	*	*	844
	Jennison	Caterpillar Inc Common Stock	*	*	3,173
	Jennison	Celgene Corp Common Stock	*	*	2,266
	Jennison	Charter Communications Inc Common Stock Cl.A	*	*	972
	Jennison	Concho Resources Inc Common Stock	*	*	2,666
	Jennison	Corning Inc Common Stock	*	*	1,077
	Jennison	Costco Wholesale Corp Common Stock	*	*	2,679
	Jennison	Crown Castle Intl Corp Common Stock	*	*	2,168
	Jennison	Eog Resources Inc Common Stock	*	*	2,375
	Jennison	Facebook Inc Common Stock	*	*	6,698
	Jennison	Fedex Corp Common Stock	*	*	2,500
	Jennison	Fleetcor Technologies Inc Common Stock	*	*	2,221
	Jennison	Goldman Sachs Group Inc Common Stock	*	*	2,550
	Jennison	Adidas Ag Common Stock	*	*	224
	Jennison	Halliburton Co Common Stock	*	*	1,784
	Jennison	Home Depot Inc Common Stock	*	*	1,487
	Jennison	Illumina Inc Common Stock	*	*	1,884
	Jennison	Intel Corp Common Stock	*	*	1,545
	Jennison	Jpmorgan Chase & Co Common Stock	*	*	3,103
	Jennison	Kering Sa Unsponsored Adr	*	*	1,824
	Jennison	Lauder Estee Cos Inc Common Stock Cl.A	*	*	2,183
	Jennison	Marriott International Inc Common Stock	*	*	3,726
	Jennison	Mastercard Inc Common Stock Cl.A	*	*	5,207
	Jennison	Mcdonalds Corp Common Stock	*	*	2,425
	Jennison	Microsoft Corp Common Stock	*	*	5,172
	Jennison	Monster Beverage Corp Common Stock	*	*	3,117
	Jennison	Netflix Inc Common Stock	*	*	4,741
	Jennison	Nvidia Corp Common Stock	*	*	2,722
	Jennison	Parker Hannifin Corp Common Stock	*	*	2,704
	Jennison	Paypal Holdings Inc Common Stock	*	*	2,477
	Jennison	Priceline Grp Inc Common Stock	*	*	1,741
	Jennison	Red Hat Inc Common Stock	*	*	2,157
	Jennison	S&P Global Inc Common Stock	*	*	1,153
	Jennison	Salesforce Com Inc Common Stock	*	*	3,856
	Jennison	Shire Pharmaceuticals Common Stock - Sponsored Adr	*	*	742
	Jennison	Splunk Inc Common Stock	*	*	1,441
	Jennison	Tencent Holdings Ltd Common Stock - Unsponsored Adr	*	*	4,855
	Jennison	Tesla Motors Inc Common Stock	*	*	2,609
	Jennison	Ulta Salon Cosmetics & Fragran Common Stock	*	*	1,079
	Jennison	Unitedhealth Group Inc Common Stock	*	*	1,928
	Jennison	Vertex Pharmaceuticals Inc Common Stock	*	*	1,578

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Jennison	Visa Inc Common Stock Cl.A	*	*	5,186
	Jennison	Workday Common Stock	*	*	1,657
	Jennison	Allergan Plc Common Stock	*	*	1,657
	Jennison	Broadcom Ltd Common Stock	*	*	3,686
	Eagle Funds	Abiomed Inc Common Stock	*	*	767
	Eagle Funds	Acuity Brands Inc Common Stock	*	*	519
	Eagle Funds	Advanced Micro Devices Inc Common Stock	*	*	488
	Eagle Funds	Align Technology Inc Common Stock	*	*	1,584
	Eagle Funds	Ameriprise Financial Inc Common Stock	*	*	1,335
	Eagle Funds	Amphenol Corp Common Stock Cl.A	*	*	716
	Eagle Funds	Autodesk Inc Common Stock	*	*	725
	Eagle Funds	Ball Corp Common Stock	*	*	582
	Eagle Funds	Biomarin Pharmaceutical Inc Common Stock	*	*	589
	Eagle Funds	Brunswick Corp Common Stock	*	*	467
	Eagle Funds	Burlington Stores Common Stock	*	*	1,406
	Eagle Funds	Ch Robinson Worldwide Inc Common Stock	*	*	642
	Eagle Funds	Cigna Corp Common Stock	*	*	661
	Eagle Funds	Centene Corp Common Stock	*	*	678
	Eagle Funds	Charles River Labs Intl Inc Common Stock	*	*	699
	Eagle Funds	Coherent Inc Common Stock	*	*	1,488
	Eagle Funds	Constellation Brands Inc Common Stock	*	*	911
	Eagle Funds	Crown Castle Intl Corp Common Stock	*	*	690
	Eagle Funds	Dxc Technology Co Common Stock	*	*	609
	Eagle Funds	Delta Airlines Inc Common Stock	*	*	618
	Eagle Funds	Diamondback Energy Inc Common Stock	*	*	1,007
	Eagle Funds	Dollar Tree Inc Common Stock	*	*	699
	Eagle Funds	Edwards Lifesciences Corp Common Stock	*	*	893
	Eagle Funds	Electronic Arts Inc Common Stock	*	*	1,072
	Eagle Funds	Flir Systems Inc Common Stock	*	*	661
	Eagle Funds	Fortune Brands Home & Sec Inc Common Stock	*	*	648
	Eagle Funds	Hain Celestial Group Inc Common Stock	*	*	685
	Eagle Funds	Harris Corp Common Stock	*	*	537
	Eagle Funds	Hexcel Corp Common Stock	*	*	746
	Eagle Funds	Huntsman Corp Common Stock	*	*	676
	Eagle Funds	Ilg Inc Common Stock	*	*	707
	Eagle Funds	Ipg Photonics Corp Common Stock	*	*	853
	Eagle Funds	Idexx Labs Inc Common Stock	*	*	940
	Eagle Funds	Illumina Inc Common Stock	*	*	878
	Eagle Funds	Incyte Corp Common Stock	*	*	390
	Eagle Funds	Intuitive Surgical Inc Common Stock	*	*	688
	Eagle Funds	Keysight Technologies Inc Common Stock	*	*	686
	Eagle Funds	Lennar Corp Common Stock Cl.A	*	*	1,289
	Eagle Funds	Liberty Interactive Corp Common Stock Cl.A	*	*	1,194
	Eagle Funds	Lions Gate Entmnt Corp Common Stock Cl.A	*	*	348
	Eagle Funds	Lions Gate Entmnt Corp Common Stock Cl.B	*	*	275
	Eagle Funds	Mgm Resorts International Common Stock	*	*	961
	Eagle Funds	Marketaxess Hldgs Inc Common Stock	*	*	702

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Eagle Funds	Martin Marietta Materials Inc Common Stock	*	*	1,072
	Eagle Funds	Mettler Toledo International Common Stock	*	*	543
	Eagle Funds	Microchip Technology Inc Common Stock	*	*	931
	Eagle Funds	Micron Technology Inc Common Stock	*	*	923
	Eagle Funds	Microsemi Corp Common Stock	*	*	470
	Eagle Funds	Monster Beverage Corp Common Stock	*	*	1,162
	Eagle Funds	Moodys Corp Common Stock	*	*	754
	Eagle Funds	Nvidia Corp Common Stock	*	*	1,076
	Eagle Funds	Old Dominion Freight Line Inc Common Stock	*	*	643
	Eagle Funds	Ptc Inc Common Stock	*	*	499
	Eagle Funds	Pool Corporation Common Stock	*	*	739
	Eagle Funds	Progressive Corp Common Stock	*	*	1,261
	Eagle Funds	Rsp Permian Inc Common Stock	*	*	641
	Eagle Funds	Sba Communications Corp Common Stock	*	*	1,113
	Eagle Funds	Scotts Miracle Gro Co Common Stock	*	*	743
	Eagle Funds	Servicenow Inc Common Stock	*	*	611
	Eagle Funds	Sherwin Williams Co Common Stock	*	*	778
	Eagle Funds	Sirius Xm Holdings Inc Common Stock	*	*	1,308
	Eagle Funds	Smith A O Common Stock	*	*	655
	Eagle Funds	Southwest Airlines Co Common Stock	*	*	669
	Eagle Funds	Splunk Inc Common Stock	*	*	837
	Eagle Funds	Square Inc Common Stock Cl.A	*	*	768
	Eagle Funds	Synopsys Inc Common Stock	*	*	635
	Eagle Funds	Synovus Financial Corp Common Stock	*	*	664
	Eagle Funds	Tableau Software Inc Cl A Common Stock	*	*	496
	Eagle Funds	Transunion Common Stock	*	*	1,202
	Eagle Funds	Tyler Technologies Inc Common Stock	*	*	627
	Eagle Funds	Ultimate Software Group Inc Common Stock	*	*	590
	Eagle Funds	United Rentals Inc Common Stock	*	*	884
	Eagle Funds	Vail Resorts Inc Common Stock	*	*	641
	Eagle Funds	Vantiv Inc Common Stock Cl.A	*	*	609
	Eagle Funds	Wabco Holdings Inc Common Stock	*	*	858
	Eagle Funds	Waste Connections Inc Common Stock	*	*	1,693
	Eagle Funds	Western Alliance Bancorp Common Stock	*	*	751
	Eagle Funds	Zayo Group Holdings Inc Common Stock	*	*	601
	Eagle Funds	Zoetis Inc Common Stock	*	*	1,039
	Eagle Funds	Allegion Plc Common Stock	*	*	496
	Eagle Funds	Ihs Markit Ltd Common Stock	*	*	788
	Eagle Funds	Aptiv Plc Common Stock	*	*	412
	Eagle Funds	Seagate Technology Common Stock	*	*	585
	Eagle Funds	Royal Caribbean Cruises Ltd Common Stock	*	*	1,280

					227,039

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(Thousands of dollars)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Self-Directed Brokerage Account	Various Investments, Including Registered Investment Companies, Common Stocks, Preferred Stock, Money Market Funds And Cash	*	*	73,785

*	Ericsson	Ericsson Stock Fund	*	*	31,546

	Total Investments				3,120,801

*	Participant Loans		*	*	17,231

	Total				$3,138,032

*	Party In Interest
**	Not Required For Participant Directed Accounts
***	All investments were stated at fair value as of December 31, 2017 with the exception of the collective trusts or the Stable Value Fund, which is stated at contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson US 401(k) Plan

Date: 06/19/2018

Toby Todd
Head of Total Rewards, Region North America

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith